EXHIBIT 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Ninth Meeting of the Seventh Session of the Board of Supervisors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the seventh session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on October 27, 2022 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated October 13, 2022. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Niu Kailong, Wang Xiaoqing, Laijun and Hu Zhijun. Jia Yuzeng, chairperson of the Board of Supervisors, was on leave for other business and authorized in writing, Lai Jun, supervisor of the Company, to act on his behalf, cast the votes for him and preside over the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Board of Supervisors of the Company

The Meeting was presided over by Mr. Lai Jun, supervisor of the Company. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the 2022 Third Quarter Report

The Board of Supervisors believes that: The preparation and review procedures of the 2022 Third Quarter Report are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company; the content and form of the 2022 Third Quarter Report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange; the information contained in the report reflects the operational, management and financial performance of the Company during the reporting period; no breach of confidentiality by any staff members who worked on the preparation and review of the 2022 Third Quarter Report was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

October 27, 2022